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                         September 16, 2020

       Eric Francois
       Chief Financial Officer
       SCYNEXIS, Inc.
       1 Evertrust Plaza, 13th Floor
       Jersey City, NJ 07302-6548

                                                        Re: SCYNEXIS, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 11,
2020
                                                            File No. 333-248751

       Dear Mr. Francois:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Matthew Hemington, Esq.